EXHIBIT 99
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     Letter to Our Shareholders:

     The Company's sales reached an all-time high in 2005, growing 9% to $109.1 million from $100.1 million in 2004. With this result, we achieved a 10% compounded annual growth rate for the last three years. Also significant is that by year-end 2005, we had achieved 13 straight quarters in which sales improved from their year-earlier level. What is most important, however, is that these sales improvements were the result of ongoing product development programs plus specific marketing efforts aimed at the military sector, the heavy truck hardware sector, the travel industry and the commercial laundry industry. The strength of the general economy, and of the industrial hardware and security product sectors in particular, was also an important factor supporting the growth of our sales. Given the 3.5%
     - 3.9% growth projected for the general economy, we anticipate that 2006 will be another year of improved sales performance for our company.

     Our earnings in 2005 were down from the prior year: $4.4 million ($1.12 per diluted share) compared with $4.8 million ($1.27 per diluted share). The primary factor responsible for the decline was our continued investment in two key growth initiatives, which reduced net income by $1.7 million, or $.44 per diluted share.

     These two initiatives support a growth strategy that takes a long-range view of the future development and strengthening of the Company. Such a strategy, and the longer-term investments it calls for, are essential for ensuring our continued healthy survival in the current global economy. The first of the two initiatives is aimed at modifying the operations of our Metal Products Group. While we believe our mining markets have reached a stable point--a positive sign--the demand for malleable iron castings continues to decline and the demand for ductile iron (and other metals) continues to grow. Ductile iron is superior to malleable iron and also less expensive to produce. Considering the sales declines we have experienced in recent years, we believe we need to expand and redirect our metal casting operations to enable us to cast greater quantities of ductile iron (in addition to malleable iron) and more vigorously pursue the ductile iron markets. We believe this strategy will allow us to increase our sales and profitability in the Metal Products Group while we continue to pursue markets in China and Australia for our mining products.

     The second initiative addresses the issue of offshoring. All of our operating units have encountered competitive pressures caused by the expansion of offshore sourcing opportunities available to our marketplace. To counteract those pressures, in 2003 we established Eastern Industrial Ltd., a wholly owned subsidiary located in Shanghai, China. The objectives of this subsidiary are to provide our U.S. units with more competitive products, when necessary, and to serve as an offshore product source for nonaffiliated customers. In 2004 and 2005, the Company's earnings were impacted by the start-up costs associated with establishing this subsidiary and carrying out the recruitment and training necessary to achieve the efficient production and consistent quality required for success. We expect that in 2006, because of our improved capabilities, this unit will perform at a more successful level than in 2005.

     Our China-based subsidiary plays an extremely important role in our current supply chain. Moreover, we firmly believe that it is vital for us to strengthen our presence in China so that we can take advantage of significant opportunities as the China market emerges.


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     Segment Performance

     Our Industrial Hardware segment turned in a very solid performance in 2005. Sales increased 17% from 2004, to $54.8 million from $46.0 million, while operating profits improved 6%, to $5.2 million from $4.9 million. New products contributed to the gains made in 2005. For example, besides supplying high-quality vehicular hardware to the commercial vehicle market, the Eberhard division in 2005 was called upon to design and manufacture a special latch to increase the safety and security of the military Humvee used in the Iraq conflict. With our backlogs remaining strong, we expect to see further sales improvement in 2006.

     The Security Products segment also performed well last year. Sales increased by 4%, to $44.3 million from $42.4 million, while operating profits grew by 32%, to $4.6 million from $3.5 million. This increase was largely the result of higher expenses incurred in 2004 to defend against and settlement of a patent infringement suit. Our "SearchAlert"(TM) keyless luggage lock continued to generate strong sales. This product - which we developed in conjunction with the Transportation Security Administration - has been extremely well accepted in the marketplace. We continue to explore opportunities to enter several new markets by developing security applications for our "smart card" systems, which are currently being used in the commercial laundry market.

     Sales in our Metal Products segment continued the downward trend of the last several years. Sales decreased 7% to $10.9 million from $11.7 million in 2004, while operating losses increased to $1.9 million from $0.5 million. The decrease in sales was caused by the loss of malleable iron contract casting business to foreign competition, mostly in China and Mexico. During 2005, we significantly increased our production of ductile iron. However, because of the higher labor cost associated with manually pouring ductile iron it had a negative impact on operating earnings. We have been investing in production equipment that will enable us to manufacture ductile iron products more efficiently.

     We are continuing our efforts to market our mine roof products into China's mining industry.

     Outlook

     Looking ahead to the future, we will be facing several challenges.

     We will need to continue our revenue growth, which will come primarily from new product development; from development of new markets for our existing products; and from acquisitions which enhance or broaden our current product lines or give us entry into new markets.

     We will also need to continue improving our margins. This will require us to achieve continually higher levels of operating efficiencies through lean manufacturing techniques and the disciplined setting of budgetary and capital expenditure priorities.

     Because of the dedication and capability of our management teams, I believe we are in position to achieve those performance goals.

     While we intend to move ahead energetically, we will inevitably confront risks along the way. Changes in economic conditions, both domestic and global; overregulation, which we have already experienced in the recent past; and rising costs for such items as energy, health care and raw materials--all could impede our progress.


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     On the subject of regulation, one issue that rose to further prominence during 2005 was the requirement that companies, large and small, become compliant with Section 404 of the Sarbanes-Oxley Act. That section requires us to document, test and assess our internal financial controls. Compliance will require extensive expenditures for outside accounting services, plus the substantial use of internal manpower resources. The Securities and Exchange Commission has extended the dates for compliance and is considering whether to reduce the requirements for smaller companies such as ours. We intend to complete our internal control documentation and perform internal testing of those controls during 2006. Depending on the nature and extent of the forthcoming changes to the law, the Company may not be required to incur the additional costs of having an independent auditor attest to our internal controls.

     We are continuing to focus intensely on controlling costs and improving the financial fundamentals of the Company, including operating income and cash flow. Increasing these metrics will provide the resources that will enable the Company to grow and ultimately to create greater shareholder value.

     The enclosed 10-K report contains the detailed and audited financial reports of the Company. I urge all of you to read it.

     I thank our shareholders for their support and confidence, our employees for their dedication and hard work, and our directors for their wise counsel.

     /s/Leonard F. Leganza
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     Leonard F. Leganza
     President and Chief Executive Officer






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